June 26, 2013

United States Securities and Exchange Commission
Division of Corporation Finance
Attn: Andrew D. Mew, Accounting Branch Chief
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:      AGL Resources Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 6, 2013
File No. 001-14174

Dear Mr. Mew:

This letter sets forth the response of AGL Resources Inc. (the “Company” or “we” or “our”) to the comments of the staff of the Securities and Exchange Commission (the “Commission”) contained in your letter dated June 13, 2013 to our Chairman, President and Chief Executive Officer, John W. Somerhalder II. The Company’s responses set forth below correspond to the comments as numbered in your letter.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 8. Financial Statements and Supplementary Data

Note 3. Merger with Nicor, page 78

1. We note your response to comment 2 in our letter dated May 14, 2013. Please revise to exclude these amounts or tell us why you believe these amounts were classified as regulatory assets and liabilities as the table header suggests. If you do not believe a revision is necessary, please tell us why.

Response:

We agree with your comment and acknowledge that property, plant and equipment does not meet the accounting requirements under ASC 980, Regulated Operations, to be recorded as a regulatory asset. For future acquisitions of assets and liabilities that are subject to a rate-regulated environment we will disclose only the purchase price allocation for regulatory assets and liabilities. However, we do not believe revision is necessary as the disclosure is not materially misleading to investors. Our regulatory assets and liabilities as of December 31, 2012 and December 31, 2011 are clearly put forth in the table in Note 2 and described in the paragraphs that follow that table. In addition, our discussions of regulatory assets and liabilities within Note 2 of our 2011 Form 10-K clearly quantified the regulatory assets and liabilities acquired in the merger with Nicor Inc. The following is a summary of our final purchase price allocation for Nicor Gas’ regulatory assets and liabilities:

In millions
Current assets	$59
Other noncurrent assets, excluding goodwill	567
Current liabilities	(107)
Other noncurrent liabilities	(1,138)

Note 11. Commitments, Guarantees and Contingencies

PBR Proceeding, page 101

2. We note your response to comment 3 in our letter dated May 14, 2013. Please confirm and disclose that there were no developments based on the discussions with the ICC staff or other factors that impacted the amount ultimately agreed to within the stipulated resolution subsequent to the acquisition date. Please provide us with your proposed disclosure.

Response:

We confirm that there were no developments subsequent to the acquisition date based on discussions with the ICC staff or other factors that impacted the amount ultimately agreed to in the stipulated resolution by the Company and the staff of the ICC. Prior to merger closing, we could not have direct discussions or negotiations with the staff of the ICC or other parties to the case. Thus, out of necessity, these discussions did occur shortly after the December 9, 2011 acquisition date. The amount agreed to in the stipulated resolution of the PBR Proceeding was based on an assessment of facts and circumstances that existed as of the acquisition date and not a result of developments subsequent to the acquisition date. As such, we concluded that the $64 million amount was most appropriately included in the Nicor purchase price allocation.

We do note that on June 7, 2013, the ICC served an order regarding the PBR Proceeding. The Company disclosed the order in a Current Report on Form 8-K filed on June 10, 2013.

In the Company’s future periodic reports that contain the PBR proceeding, the Company will include specific disclosure related to any further developments related to the proceeding.

Our proposed disclosure, which will be included in the Company’s June 30, 2013 Form 10-Q, is as follows:

PBR Proceeding Nicor Gas’ PBR plan for natural gas costs went into effect in 2000 and was terminated effective January 1, 2003. Under this plan, Nicor Gas’ total gas supply costs were compared to a market-sensitive benchmark. Savings and losses relative to the benchmark were determined annually and shared equally with sales customers. The PBR plan is currently under review by the Illinois Commission as there are allegations that Nicor Gas acted improperly in connection with the plan. On June 27, 2002, the Citizens Utility Board (CUB) filed a motion to reopen the record in the Illinois Commission’s proceedings to review the PBR plan (the “Illinois Commission Proceedings”). As a result of the motion to reopen, Nicor Gas entered into a stipulation with the staff of the Illinois Commission and CUB providing for additional discovery. The Illinois Attorney General’s Office (IAGO) has also intervened in this matter. In addition, the IAGO issued Civil Investigation Demands (CIDs) to CUB and the Illinois Commission staff. The CIDs ordered that CUB and the Illinois Commission staff produce all documents relating to any claims that Nicor Gas may have presented, or caused to be presented, regarding false information related to its PBR plan. We have committed to cooperate fully in the reviews of the PBR plan.

The Nicor Board of Directors directed management to, among other things, make appropriate adjustments to account for, and fully address, the adverse consequences to ratepayers, and conduct a detailed study of the adequacy of internal accounting and regulatory controls. The adjustments were made in prior years’ financial statements resulting in a $25 million liability. Included in this $25 million liability is a $4 million loss contingency. A $2 million adjustment to the previously recorded liability, which is discussed below, was made in 2004 increasing the recorded liability to $27 million. By the end of 2003, Nicor Gas completed steps to correct the weaknesses and deficiencies identified in the detailed study of the adequacy of internal controls.

On February 5, 2003, CUB filed a motion for $27 million in sanctions against Nicor Gas in the Illinois Commission Proceedings. In that motion, CUB alleged that Nicor Gas’ responses to certain CUB data requests were false. Also on February 5, 2003, CUB stated in a press release that, in addition to $27 million in sanctions, it would seek additional refunds to consumers. On March 5, 2003, the Illinois Commission staff filed a response brief in support of CUB’s motion for sanctions. On May 1, 2003, the Administrative Law Judges assigned to the proceeding issued a ruling denying CUB’s motion for sanctions. CUB has filed an appeal of the motion for sanctions with the Illinois Commission, and the Illinois Commission has indicated that it will not rule on the appeal until the final disposition of the Illinois Commission Proceedings. It is not possible to determine how the Illinois Commission will resolve the claims of CUB or other parties to the Illinois Commission Proceedings.

In 2004, Nicor Gas became aware of additional information relating to the activities of individuals affecting the PBR plan for the period from 1999 through 2002, including information consisting of third party documents and recordings of telephone conversations from Entergy-Koch Trading, LP (EKT), a natural gas, storage and transportation trader and consultant with whom Nicor Gas did business under the PBR plan. Review of additional information completed in 2004 resulted in the $2 million adjustment to the previously recorded liability referenced above.

The evidentiary hearings on this matter were stayed in 2004 in order to permit the parties to undertake additional third party discovery from EKT. In December 2006, the additional third party discovery from EKT was obtained and the Administrative Law Judge issued a scheduling order that provided for Nicor Gas to submit direct testimony by April 13, 2007. Nicor Gas submitted direct testimony in April 2007, rebuttal testimony in April 2011 and surrebuttal testimony in December 2011. In surrebuttal testimony, we sought $6 million, which included interest due to us of $2 million, as of December 31, 2011. The staff of the Illinois Commission, IAGO and CUB submitted direct testimony to the Illinois Commission in April 2009 and rebuttal testimony in October 2011. In rebuttal testimony, the staff of the Illinois Commission, IAGO and CUB requested refunds of $85 million, $255 million and $305 million, respectively.

In February 2012, we committed to a stipulated resolution of these issues, which existed prior to our acquisition of Nicor Gas, with the staff of the Illinois Commission that would include crediting Nicor Gas customers $64 million. There were no new developments between the date of acquisition and the date of the stipulated resolution. The CUB and IAGO are not parties to the stipulated resolution and continue to pursue their claims in this proceeding. Evidentiary hearings before the Administrative Law Judges were held during the first quarter of 2012 and post-trial legal briefs from the parties were submitted during the second quarter of 2012. Following the submission of legal briefs, in November 2012, the Administrative Law Judges issued a proposed order for a refund of $72 million to ratepayers. During the fourth quarter of 2012, we increased our accrual by $8 million for a total of $72 million as a result of these developments and its effect on the estimated liability.

In June 2013, the Illinois Commission issued an order requiring a refund to current customers of $72 million over a 12-month period. We maintain that the appropriate PBR refund is $64 million, which is included in the stipulated resolution.

*****

Additionally, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or concerns, please do not hesitate to contact me at (404) 584-3400.

Sincerely,

/s/ Bryan E. Seas

Bryan E. Seas
Senior Vice President and Chief Accounting Officer

cc:    John W. Somerhalder II
         Chairman, President and Chief Executive Officer